

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 29, 2008

Via U.S. Mail and Fax (416) 367-4681
Mr. David Garofalo
Chief Financial Officer
Agnico-Eagle Mines Limited
145 King Street East, Suite 400
Toronto, Ontario, Canada M5C 2Y7

> **Re: Agnico-Eagle Mines Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2007**
> **Filed March 28, 2008**
> **File No. 1-13422**

Dear Mr. Garofalo:

      We have reviewed your Form 20-F for the Fiscal Year Ended December 31, 2007 and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for fiscal year ended December 31, 2007

Documents on Display, page 107

1.   Please revise to reflect our current address – 100 F Street NE, Washington, DC
        20549.

Summary of Significant Accounting Policies

Revenue Recognition, page 118

2.   We note one condition under your revenue recognition policy requires that the
        product has been <u>delivered</u>. We further note the revenue from gold and silver in
        the form of dore bars is recorded when the refined gold and silver is <u>sold</u>, which
        generally is in the period in which it is produced. Please clarify your policy to
        specifically state if delivery must occur in order to recognize revenue for the gold
        and silver bars.

Note 9. Acquisitions

Cumberland Resources, Ltd., page 138

3.   We note your acquisition of Cumberland Resources, Ltd for a total purchase price
        of $577.0 million, and the fair value of $736.2 million assigned to its mining
        properties. Tell us and disclose how you determined the fair values of assets
        acquired, including mining properties, under the guidance of paragraph 37 of
        SFAS No. 141. Further, tell us how you considered EITF No. 04-3 in your
        accounting for this acquisition and explain how you determined that no value
        should be allocated to goodwill.

Note 11. Related Party Transactions, page 139

4.   Please expand your footnote to more fully explain and quantify the amounts
        recorded as "Interest and sundry income" on your Consolidated Statements of
        Income and Comprehensive Income.

Engineering comments:

Zone 20 South, page 26

5.   You describe the tonnage and grade of your mineral reserves for the zone 20
        south area, however you do not list these reserves on your reserve tables on page
        52. Please clarify whether the zone 20 south area is also a subset of your
        LaRonde property reserves as you did with the zone 20 north areas.

Bousquete and Ellison Properties, page 31

6.   We note you describe the tonnage and grade of Bousquete and Ellison properties
        on page 32, however you do not list these properties with your other mineral
        disclosures found on page 56. Please clarify whether the mineral estimates for the
        Bousquete and Ellison properties are included with the LaRonde property with a
        footnote to your tables or include these disclosures separately in your summary.

LaRonde Mine Mineral Reserve and Resource, page 54

7.   We note that silver, copper, and zinc are significant byproducts of your mining
        operations and the sale of these concentrates contributes significantly to your
        profitability. Please include the reserve grade of these metals when you disclose
        your reserve and mineral estimates for your properties. A table of your reserves
        and mineral estimates, similar to your website would be very helpful.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. Please file your
response on EDGAR. You may wish to provide us with marked copies of the
amendment to expedite our review. Please furnish a cover letter with your amendment
that keys your responses to our comments and provides any requested information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362, or Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Chris White

Chris White
Branch Chief